UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 13, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Notice Regarding the Effective Delisting of American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”)

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

April 13, 2018

Notice Regarding the Effective Delisting of American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”)

NTT DOCOMO, INC. (the “Company”) hereby announces that, further to its announcement on March 19, 2018 regarding the schedule of the Company’s voluntary delisting of its ADSs from the NYSE, the Company has filed Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for delisting from the NYSE and deregistration from the SEC on April 2, 2018 (Eastern Time in the U.S.). Effective April 13, 2018 (Eastern Time in the U.S.), the Company has delisted its ADSs from the NYSE. On April 13, 2018 (Eastern Time in the U.S.), the Company will file Form 15F with the SEC to terminate its disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	Date of Delisting from the NYSE to Become Effective (Eastern Time in the U.S.)

April 13, 2018

2.	Stock Exchange on which the Company Will Maintain its Listing

Tokyo Stock Exchange

3.	Termination of Registration with the SEC

Termination of registration of the Company’s ADSs with the SEC is expected to become effective on July 1, 2018, 90 days after the filing of Form 25. The Company’s disclosure obligations under the Exchange Act will be suspended after the Company’s filing of Form 15F and termination of such obligations is expected to become effective on July 12, 2018, 90 days after the filing of Form 15F.

In the case that the SEC requests an extended review, objects to the delisting or for other reasons, the anticipated effective dates may change.

4.	Future Plans

Even after delisting its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt program in the United States and anticipates that its ADSs will continue to be traded in the United States on the over-the-counter market.

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on the Company’s website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company.

5.	Contact Information for Inquiries Regarding the Company’s ADSs

BNY Mellon Depositary Receipts (U.S.)

Phone:	1-888-BNY-ADRS (1-888-269-2377, U.S. toll free) 1- 201-680-6825 (International) (Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)

Website:	www.adrbnymellon.com www.mybnymdr.com

E-mail:	shrrelations@cpushareownerservices.com

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.